Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement. This announcement appears for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of Semiconductor Manufacturing International Corporation.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

*
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SETTLEMENT AGREEMENT

ISSUE OF SHARES, WARRANT AND
WARRANT SHARES UNDER THE GENERAL MANDATE

RESUMPTION OF TRADING

Semiconductor Manufacturing International Corporation (the “Company” or “SMIC”) today announced that it entered into a settlement agreement with Taiwan Semiconductor Manufacturing Company, Ltd. (the “Acquiror” or “TSMC”) to resolve all pending lawsuits between the parties, including the legal action filed by TSMC in California (the “California Case”) for which a verdict was returned by the jury against SMIC on 4 November 2009 and the legal action filed by SMIC in Beijing (the “Beijing Case”).

The parties have agreed to settle and dismiss the California Case, including all claims and defenses of SMIC yet to be decided in that case and SMIC’s appeal in the Beijing Case, thus concluding all pending court litigation between the parties.

Key provisions of this settlement include: (a) mutual release of all claims that were or could have been brought in the pending lawsuits; (b) termination of SMIC’s obligation to make remaining payments under the prior settlement agreement between the parties (approximately US$40 million); (c) payment to TSMC of an aggregate of US$200 million (with US$15 million paid upon execution, funded from SMIC’s existing cash balances, and the remainder to be paid in installments over a period of four years – US$15 million payable by 31 December, 2009, US$80 million payable by 31 December, 2010, US$30 million payable by 31 December, 2011, US$30 million payable by 31 December, 2012 and US$30 million payable by 31 December, 2013); (d) grant to TSMC of 1,789,493,218 shares of SMIC (representing approximately 8% of SMIC’s issued share capital as of October 31, 2009) and a warrant (exercisable within three years of issuance) to subscribe for 695,914,030  shares of SMIC, subject to adjustment, at a purchase price of HK$1.30 per share (which would allow TSMC to obtain total ownership of approximately 10% of SMIC’s issued share capital after giving effect to the share issuances), subject to receipt of required government and regulatory approvals; and (e) certain remedies in the event of breach of this settlement.

In connection with its acquisition of the securities, TSMC has agreed to certain standstill, voting, and transfer restrictions for so long as they own any of the securities. TSMC will not be granted representation on SMIC’s Board of Directors, will vote its shares in favor of the actions (including recommended Directors) recommended by SMIC’s Board (except as to certain change in control transactions), and will not be involved in the day-to-day operations of SMIC. TSMC is welcomed as a new shareholder.

As part of the settlement, SMIC has entered into a share and warrant issuance agreement (the “Issuance Agreement”) with TSMC on 9 November 2009, whereupon SMIC conditionally agreed to issue to TSMC 1,789,493,218 New Common Shares and a Warrant to purchase, in the aggregate, up to an additional 695,914,030 Warrant Shares (assuming a full exercise of the Warrant) at an exercise price of HK$1.30 per share, representing 8.00% and 3.11%, respectively, of the Company’s existing issued share capital and approximately 7.20% and 2.80%, respectively, of its issued share capital as enlarged by the Subscription, assuming a full exercise of the Warrant. The New Common Shares, the Warrant and the Warrant Shares will be issued under the General Mandate.

Completion of the issuance and allotment of the New Common Shares, the Warrant and the Warrant Shares pursuant to the Issuance Agreement and the Warrant Agreement is conditional upon, inter alia, the obtaining of governmental approvals and the Listing Committee of the Stock Exchange agreeing to grant approvals for the listing of and permission to deal in the New Common Shares and the Warrant Shares and for the issue of the Warrant.

SMIC will have no continuing payment obligations to TSMC other than those under this settlement agreement, and SMIC may continue to use the trade secrets and technology disputed in the California Case, subject to confidentiality restrictions, under a covenant not to sue. SMIC anticipates no disruption in its wafer foundry service to its customers, or in its independent management of the company as a result of the settlement.

SMIC believes this settlement is a win-win for the parties, resolving uncertainty for their employees, mutual customers, and other stakeholders.

With new certainty, opportunity, and synergy for our customers and management, SMIC looks forward to improving shareholder value.

SUSPENSION AND RESUMPTION OF TRADING

Trading in the shares of the Company (“Shares”) was suspended from 9:30 a.m. on 4 November 2009 pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the Shares from 9:30 a.m. on 11 November 2009.

The completion of the Issuance Agreement is dependent on a number of conditions. Potential investors and Shareholders should exercise caution when dealing in the securities of the Company.

This announcement is made pursuant to rules 13.09 and 13.28 of the Listing Rules.

Semiconductor Manufacturing International Corporation (the “Company” or “SMIC”) today announced that it entered into a settlement agreement with Taiwan
Semiconductor Manufacturing Company, Ltd. (the “Acquiror” or “TSMC”) to resolve all pending lawsuits between the parties, including the legal action filed by
TSMC in California (the “California Case”) for which a verdict was returned by the jury against SMIC on 4 November 2009 and the legal action filed by SMIC in
	Beijing (the “Beijing Case”).
SETTLEMENT AGREEMENT
SMIC and TSMC have entered into a settlement agreement on 9 November 2009 to settle and dismiss the California Case, including all claims and defenses of
SMIC yet to be decided in that case and SMIC’s appeal in the Beijing Case, thus concluding all pending court litigation between the parties.
	Key provisions of this settlement include:
(a) mutual release of all claims that were or could have been brought in the pending lawsuits;
(b) termination of SMIC’s obligation to make remaining payments under the prior settlement agreement between the parties (approximately US$40 million);
(c) payment to TSMC of an aggregate of US$200 million (with US$15 million paid upon execution, funded from SMIC’s existing cash balances, and the remainder to be paid in installments over a period of four years – US$15 million payable by 31 December, 2009, US$80 million payable by 31 December, 2010, US$30 million payable by 31 December, 2011, US$30 million payable by 31 December, 2012 and US$30 million payable by 31 December, 2013);
(d) grant to TSMC of 1,789,493,218 shares of SMIC (representing approximately 8% of SMIC’s issued share capital as of October 31, 2009) and a warrant
(exercisable within three years of issuance) to subscribe for 695,914,030 shares of SMIC, subject to adjustment, at a purchase price of HK$1.30 per share
(which would allow TSMC to obtain total ownership of approximately 10% of SMIC’s issued share capital after giving effect to the share issuances), subject to
	receipt of required government and regulatory approvals; and
	(e) certain remedies in the event of breach of this settlement.
In connection with its acquisition of the securities, TSMC has agreed to certain standstill, voting, and transfer restrictions for so long as they own any of the securities. TSMC will not be granted representation on SMIC’s Board of Directors, will vote its shares in favor of the actions (including recommended
Directors) recommended by SMIC’s Board (except as to certain change in control transactions), and will not be involved in the day-to-day operations of SMIC.
	TSMC is welcomed as a new shareholder.
SMIC will have no continuing payment obligations to TSMC other than those under this settlement agreement, and SMIC may continue to use the trade secrets and
technology disputed in the California Case, subject to confidentiality restrictions, under a covenant not to sue.					SMIC anticipates no disruption in its
wafer foundry service to its customers, or in its independent management of the company as a result of the settlement.
SMIC believes this settlement is a win-win for the parties, resolving uncertainty for their employees, mutual customers, and other stakeholders.
With new certainty, opportunity, and synergy for our customers and management, SMIC looks forward to improving shareholder value.
ISSUE OF SHARES, WARRANT AND WARRANT SHARES UNDER THE GENERAL MANDATE
	SHARE AND WARRANT ISSUANCE AGREEMENT
Date:
9 November 2009 Parties:
Issuer: The Company Acquiror: TSMC
To the best knowledge of the Board and having made all reasonable enquiries, the Acquiror is independent of and not connected or acting in concert with the
Company or the directors, chief executive, or other Connected Persons of the Company. After Completion, assuming a full exercise of the Warrant on the same day, the Acquiror will become a substantial shareholder (as defined in the Listing Rules) of the Company.
	Number of New Common Shares and Warrant Shares to be issued for:
Pursuant to the Issuance Agreement, the Company will be issuing an aggregate of 1,789,493,218 New Common Shares and a Warrant exercisable for an aggregate of up to 695,914,030 Warrant Shares representing 8.00% and 3.11%, respectively, of the Company’s existing issued share capital and approximately 7.20% and
2.80%, respectively, of its issued share capital as enlarged by the Subscription, assuming a full exercise of the Warrant.
Consideration:
The New Common Shares, the Warrant and the Warrant Shares are issued as part of the Settlement Agreement.
Ranking:
The New Common Shares and the Warrant Shares, when issued and fully paid, will rank pari passu among themselves and with all Ordinary Shares currently in issue.
	Conditions of the Subscription:
The issuance of the Securities is, unless otherwise waived by the parties, conditional on, inter alia, the obtaining by both parties of applicable governmental approvals, the granting of approvals for the listing of, and permission to, deal in the New Common Shares and the Warrant Shares and for the
issue of the Warrant by the Stock Exchange and the delivery of certain closing documentation.
Pre-emptive Rights:
The Acquiror will have the following right to purchase the Relevant Securities (subject to compliance with, amongst other things, the Listing Rules), in the event that the Company proposes, following the date of the Issuance Agreement, to issue the Relevant Securities, to enable the Acquiror to hold after such issue a pro rata portion of the Relevant Securities equal to the percentage of the issued share capital of the Company then beneficially owned by the
Acquiror prior to the issue of the Relevant Securities, provided that the Acquiror maintains an ownership interest equal to at least 894,746,609 Ordinary
Shares, representing at least half of the New Common Shares acquired under the Issuance Agreement (as appropriately adjusted for stock splits, stock
	consolidation, stock dividends, recapitalizations and the like).
Standstill:
The Acquiror has agreed not to acquire any Voting Securities without the prior written consent of the Board, for so long as the Acquiror holds any of the
Securities, except (i) Voting Securities acquired by way of share splits, share dividends or other distributions or offerings made available to holders of
Voting Securities generally; (ii) the Securities purchased by Acquiror pursuant to the Issuance Agreement; (iii) the Warrant Shares issuable upon exercise of the Warrant; and (iv) the Voting Securities acquired in compliance with the pre-emptive provisions in the Issuance Agreement (as set out above).
	Requirements on Disposals:
The Acquiror has agreed not to, until the Acquiror no longer beneficially own any of the Securities, transfer any of the Securities without the prior approval of the Board, except that the Acquiror may sell the New Common Shares and the Warrant Shares: (i) through an open market transactions through the facilities of the Stock Exchange, provided that the amount sold through such market transactions during any three (3) month period do not exceed 1% of the total issued Ordinary Shares or if greater, the average weekly reported volume of trading in the Ordinary Shares on the Stock Exchange during the four (4)
calendar weeks preceding the last sale; or (ii) through one or more block trades or privately arranged sales, provided that in the reasonable determination of the Acquiror none of the buyers is a Competitor of the Company and none of the buyers would beneficially own more than 5% of the issued Ordinary Shares
	following its purchase.
Voting:
The Acquiror agrees to vote all New Common Shares and Warrant Shares held by it in such manner as recommended by the Board, other than in the case of any matter related to a Change of Control of the Company involving a Competitor of the Acquiror.
Alternate Transaction:
In the event that the Conditions have not been satisfied prior to 30 June 2010, at any time after such date but no later than the third (3rd)
anniversary of 9 November 2009, the Acquiror may elect in its discretion to direct the Company by giving written notice of its election to effect the following transactions in lieu of the issue of Securities to the Acquiror under the Issuance Agreement:
(i) Share Placing or Share Offering: within 60 days of receipt of the written notice from the Acquiror, the Company has agreed to use all reasonable efforts to initiate, at its option, either a Share Placing or a Share Offering, in each case of a number of Ordinary Shares equal to the New Common Shares and has agreed to complete the Share Placing or the Share Offering as soon as reasonably practicable thereafter; and
(ii) Warrant Placing or Warrant Offering: provided that the average closing price of the Ordinary Shares on the Stock Exchange during the immediately preceding thirty (30) trading days exceeds HK$1.30, the Company has agreed to use all reasonable efforts to initiate after receipt of a written notice from the Acquiror, at the option of the Company, either a Warrant Placing or Warrant Offering, in each case with respect to a number of Ordinary Shares equal to the Warrant Shares that would have been issuable on exercise of the Warrant on such date had the Warrant been issued on 9 November 2009.
The price at which the Ordinary Shares will be sold will be at such price as is recommended to the Company and the Acquiror by such investment banking firm underwriting the Alternate Transaction(s) in its professional judgment. All material terms of the Alternate Transaction(s) will be subject to the approval
	of the Acquiror, which approval shall not be unreasonably withheld.
The cash proceeds of the Alternate Transaction(s), net of the commissions of the intermediaries , and, in the case of a Warrant Placing or Warrant Offering, the aggregate exercise price attributable to the Ordinary Shares sold in the Alternate Transaction(s), will be transmitted to the Acquiror immediately upon
	the consummation of the Alternate Transaction(s).
	Completion of Subscription:
No later than the fifth (5th) Business Day immediately after the Conditions have been fulfilled or waived (or such other date as the parties may agree in writing). WARRANT AGREEMENT
	The following are the principal terms of the Warrant:
Exercise of Warrant
On any Business Day on or prior to the Expiration Time, the Acquiror may exercise, in whole or in part, the Warrant.
	Expiration Time of Warrant
The Expiration Time of the Warrant is at 11:59 p.m., Hong Kong Time, on the date that is three (3) years after the issuance of the Warrant. If such day is not a Business Day, the Expiration Time will be extended until 11:59 p.m., Hong Kong Time on the next Business Day.
Exercise Price
	HK$1.30 per Warrant Share (subject to adjustment).
	The Exercise Price represents:
(i) a premium of approximately 242% up the closing price of HK$0.380 per Ordinary Share as quoted on the Stock Exchange on 3 November 2009;
(ii) a premium of approximately 233% over the average closing price of HK$0.390 per Ordinary Share quoted on the Stock Exchange for the five trading days
	immediately prior to 3 November 2009;
(iii) a premium of approximately 234% over the average closing price of HK$0.389 per Ordinary Share for the ten trading days immediately prior to 3 November
2009; and
(iv) a premium of approximately 234% over the average closing price of HK$0.389 per Ordinary Share for the ninety trading days immediately prior to 3
November 2009.
	The Exercise Price may be satisfied:
	(i) by transfer of immediately available funds to the Company;
(ii) by surrender of a number of Warrant Shares having a Fair Market Value equal to the aggregate Exercise Price; or
(iii) a combination of the methods set forth in (i) and (ii) immediately above.
	Adjustment of Exercise Price
Subject to the terms and conditions of the Warrant, the Exercise Price and number of Warrant Shares issuable upon exercise of the Warrant shall be subject to adjustment upon:
(i) capital distribution (as defined in the Warrant Agreement) made by the Company;
(ii) subdivision, split or reclassification of the Ordinary Shares into a larger number of Ordinary Shares; or
(iii) combination of the Ordinary Shares into a smaller number of Ordinary Shares.
No adjustment of the Exercise Price will result in an Exercise per Share which is less than the par value per Warrant Share.
Subject to the terms and conditions of the Warrant, the number of Warrant Shares issuable upon exercise of the Warrant shall be adjusted in the case of any issuances after 9 November 2009 of Ordinary Shares or Ordinary Share equivalents for a consideration per Ordinary Shares less than the Exercise Price.
Warrant Shares
Up to 695,914,030 Warrant Shares, representing approximately 3.11% of the issued share capital of the Company as at the date of this announcement and approximately 2.80% of the enlarged issued share capital of the Company, assuming issuance of the New Common Shares and a full exercise of the Warrant.
	Exchange for Warrant Shares
On any Business Day on or prior to the Expiration Time, the Acquiror may exchange a Warrant, in whole or in part, for Warrant Shares. The number of Warrant
Shares to be received by the Acquiror upon such exchange will be equal to the number of Warrant Shares allocable to the portion of the Warrant being exchanged (the “Exchange Number”), as specified by the Acquiror, minus a number of Warrant Shares equal to the quotient obtained by dividing (i) the product of (x) the Exercise Price and (y) the Exchange Number by (ii) the Fair Market Value of one Warrant Share on the delivery date specified in the Warrant
Agreement.

Transferability
The Warrant is transferable, subject to the procedures as set out in the Warrant Agreement.
No Listing of Warrant
No application will be made for a listing of the Warrant on Stock Exchange or any other stock exchange. An application will be made to the Stock Exchange
	for the listing of, and permission to deal in, the Warrant Shares.
GENERAL MANDATE TO ISSUE THE NEW COMMON SHARES, THE WARRANT AND THE WARRANT SHARES
The New Common Shares, the Warrant and the Warrant Shares are to be issued under the General Mandate granted to the Directors pursuant to the resolutions of the Shareholders passed at the annual general meeting of the Company held on 23 June 2009. The New Common Shares, the Warrants and the Warrant Shares
issuable to TSMC will be allotted and issued under the General Mandate. No Shareholders’ approval is required for the issue of the New Common Shares, the
Warrant and the Warrant Shares issuable to TSMC. The maximum number of new Ordinary Shares that can be issued under the General Mandate is 4,470,674,934 new
Ordinary Shares. The Company has not issued any new Ordinary Shares pursuant to the General Mandate from the date of its grant up to the date of this announcement.
If, in lieu of the issue of New Common Shares, the Warrant and the Warrant Shares upon satisfaction of the conditions of the Issuance Agreement, the Acquiror elects to effect one or more Alternate Transaction(s) subject to the terms and conditions of the Issuance Agreement (see the section headed “Share and
Warrant Issuance Agreement — Alternate Transaction” in this announcement), any such Ordinary Shares, Warrants and Warrant Shares will also be issued under the above General Mandate or otherwise in compliance with the Listing Rules.
	APPLICATION FOR LISTING
Application will be made by the Company to the Listing Committee of the Stock Exchange for the grant of an approval for the listing of, and permission to deal in, the New Common Shares and the Warrant Shares to be issued to TSMC.
REASONS FOR THE ISSUE OF NEW COMMON SHARES, WARRANT AND WARRANT SHARES
The issue of the New Common Shares. Warrant and Warrant Shares are part of the terms of the Settlement Agreement.
The Directors, including the independent non-executive Directors, consider that the terms and conditions in the Issuance Agreement and the Warrant Agreement
are fair and reasonable and in the interests of the Company and the Shareholders as a whole.
USE OF PROCEEDS
Upon the exercise in full of the Warrant (assuming that the exercise price is HK$1.30 per Warrant Share), it is expected that approximately HK$904,688,239 gross proceeds will be raised. It is estimated that the net proceeds (after deduction of expenses) from the issuance of the Warrant Shares upon the full
exercise of the Warrant would be approximately HK$885,595,837, representing HK$1.273 net price per Warrant Share.					The Board intends to use such net proceeds
as working capital of the Company and for other general corporate purposes.
	FUND RAISING EXERCISE BY THE COMPANY IN THE PAST TWELVE MONTHS
On 24 December 2008, the Company issued 3,699,094,300 new Ordinary Shares to Datang Telecom Technology & Industry Holdings Co., Ltd. pursuant to a share purchase agreement entered into between the parties on 6 November 2008. The new Ordinary Shares represent 19.99% of the issued share capital of the Company prior to the issuance of the new Ordinary Shares and approximately 16.6% of the issued shares capital following the issuance of the new Ordinary Shares, and were issued for a total purchase price of US$171.8million. Details of the issuance are set out in the announcements of the Company dated 10 November 2008 and 8 January 2009, and the annual report of the Company for the year ended 31 December 2008.
The net proceeds of approximately USD$168 million are intended to be applied, inter alia, as working capital of the Company, in enhancing its liquidity position in an uncertain public financing market environment, in exploring new business opportunities for the Company, in enhancing the existing business of the Company and for other general corporate purposes. As at the date of this announcement, approximately USD$136 million has been utilized by the Group as intended.
Save as disclosed above, there has been no other fund raising activity conducted by the Company within the preceding twelve (12) months from the date of this announcement.
	EFFECT OF THE SUBSCRIPTION ON SHAREHOLDING STRUCTURE
Assuming that there will be no change in the shareholding structures of the Company immediately before and immediately after Completion, and the exercise in
	full of the Warrant are as follows:
Name of Shareholder	As at the date of this announcement		Immediately after Completion		On a full exercise of the Warrant (if
					applicable)
	No. of Ordinary Shares	Approximate percentage of issued share capital	No. of Ordinary Shares	Approximate percentage of enlarged issued share capital	No. of Ordinary Shares	Approximate percentage of enlarged issued share capital
Datang Telecom Technology & Industry Holdings Co., Ltd. (1)	3,699,094,300	16.54%	3,699,094,300	15.31%	3,699,094,300	14.88%
Shanghai Industrial Investment (Holdings) Company Limited	2,253,277,340	10.07%	2,253,277,340	9.33%	2,253,277,340	9.07%
Taiwan Semiconductor Manufacturing Company, Ltd.	Nil	Nil	1,789,493,218	7.41%	2,485,407,248	10.00%
Others	16,416,293,591	73.39%	16,416,293,591	67.95%	16,416,293,591	66.05%
Total	22,368,665,231	100%	24,158,158,449	100%	24,854,072,479	100%

(1) All such shares are held by Datang Holdings (Hongkong) Investment Company Limited which is a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd.. All such shares were purchased on 24 December 2008 pursuant to share purchase agreement dated 6 November 2008 between SMIC and Datang Telecom Technology & Industry Holdings Co., Ltd.

INFORMATION ON THE COMPANY AND THE ACQUIRER
SMIC is principally engaged in semiconductor manufacturing and sale thereof.

TSMC is the world’s largest dedicated semiconductor foundry, providing the industry’s leading process technology and the foundry’s largest portfolio of process-proven libraries, IPs, design tools and reference flows. The Company’s total managed capacity in 2008 exceeded 9 million (8-inch equivalent) wafers, including capacity from two advanced 12-inch GIGAFABs ™, four eight-inch fabs, one six-inch fab, as well as TSMC’s wholly owned subsidiaries, WaferTech and TSMC China, and its joint venture fab, SSMC. TSMC is the first foundry to provide 40nm production capabilities. Its corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please visit www.tsmc.com.

The completion of the Issuance Agreement is dependent on a number of conditions. Potential investors and Shareholders should exercise caution when dealing in the securities of the Company.

SUSPENSION AND RESUMPTION OF TRADING

Trading in the Shares was suspended from 9:30 a.m. on 4 November 2009 pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the Shares from 9:30 a.m. on 11 November 2009.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Acquiror” or “TSMC”	Taiwan Semiconductor Manufacturing Company, Ltd.
“Alternate Transaction”	the Share Placing, the Share Offering, the Warrant Placing or the Warrant Offering, each an “Alternate Transaction”
“Board”	the board of Directors
“Business Day”	any day that is not a Saturday, Sunday or a public holiday in Taiwan, Hong Kong or the PRC
“Change of Control”
the occurrence of any of the following events: (a) any
person or entity becomes the beneficial owner directly or
indirectly, of 50% or more of the total Voting Securities
of party or its successor; (b) any person or entity
directly or indirectly acquires all or substantially all of
the assets of a party (or any successor thereof) and
its subsidiaries taken as whole; or (c) the merger,
consolidation, or amalgamation of any person or entity as a
result of which the holders of the Voting Securities of
such party (or any successor thereof) immediately prior to
such transaction own, directly or indirectly, less than a
majority of the Voting Securities of such Party (or such
successor) or the applicable surviving entity or any direct
or indirect parent company thereof immediately after such
transaction

“Company” or “SMIC”
Semiconductor Manufacturing International Corporation, a
company incorporated in the Cayman Islands with limited
liability and the Ordinary Shares of which are listed on
the Stock Exchange and the NYSE

“Competitor”
any entity that provides or that has the capability to
provide (as in the case of an integrated device
manufacturer), directly or indirectly through any
subsidiary, semiconductor wafer fabrication foundry
services to third parties, other than an entity that is
organised or headquartered, or whose semiconductor wafer
fabrication operations are predominantly located, in the
People’s Republic of China

“Completion”	the completion of the Subscription pursuant to the terms of the Issuance Agreement
“Conditions”	the conditions of the Issuance Agreement, details of which are set out in the section headed “Conditions of the Subscription” of this announcement
“Connected Person(s)”	has the meaning ascribed to it under the Listing Rules
“Directors”	the directors of the Company
“Exercise Price”	HK$1.30 per Warrant Share, subject to adjustment
“Expiration Time”
11:59p.m., Hong Kong Time, on the date that is three (3)
years after 9 November 2009. If such day is not a Business
Day, the Expiration Time will be extended until 11:59 p.m.,
Hong Kong Time on the next Business Day

“Fair Market Value”
the fair market value of such the Warrant Shares as
determined by the Board in good faith as of the date of
determination, without discount for lack of liquidity or
minority position; provided, however, that if the Acquiror
disputes such determination, the fair market value of such
Warrant Shares will be determined, at the expense of the
Company, by an internationally recognized investment bank,
selected by the Board, with experience in making valuations
of such type. Notwithstanding the foregoing, if the
Warrant Shares is then Publicly Traded (or if the Warrant
Shares is not Publicly Traded but a derivative form thereof
is Publicly Traded in the form of depositary shares or
depositary receipts), then the value will be deemed to be
the average of the closing prices of such Warrant Shares on
such exchange (as reported by Bloomberg) or system over the
five (5) trading days immediately prior to the date of
determination, which will be the delivery date specified in
the Warrant Agreement

“General Mandate”	the general mandate granted to the Directors pursuant to the resolutions of the Shareholders passed at its annual general meeting held on 23 June 2009
“Group”	the Company and its subsidiaries and associated companies
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC
“HK$”	Hong Kong dollars, the lawful currency of Hong Kong
“Issuance Agreement””	the share and warrant issuance agreement dated 9 November 2009 between the Company and the Acquiror in connection with the Subscription
“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange
“NYSE”	the New York Stock Exchange
“New Common Shares”	1,789,493,218 Ordinary Shares to be issued by the Company to the Acquiror pursuant to the Issuance Agreement
“Ordinary Shares”	common shares of par value US$0.0004 each in the capital of the Company
“PRC”	the Peoples’ Republic of China, for the purpose of this announcement, not including Hong Kong, the Macau Special Administrative Region of the PRC, and Taiwan
“Publicly Traded”	such security is listing on the Stock Exchange or the NYSE or a similar successor organization
“Relevant Securities”	any new Ordinary Shares, any securities convertible into or exchangeable into Ordinary Shares or any warrants or other rights to subscribe for Ordinary Shares
“Securities”	the New Common Shares, the Warrant and the Warrant Shares.
“Share Placing”
a primary, firm commitment placing involving the obtaining
of subscriptions by or on behalf of the Company from
institutional investors identified by the placing agent of
a number of Ordinary Shares equal to the New Common Shares

“Shareholder(s)”	holder(s) of existing Ordinary Shares of the Company
“Share Offering”	a primary, firm commitment, fully underwritten public offering of a number of Ordinary Shares equal to the New Common Shares
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Subscription”	the subscription of New Common Shares, the Warrant and the Warrant Shares pursuant to the terms of the Issuance Agreement
“US$”	US dollars, the lawful currency of United States
“Voting Securities”
the Ordinary Shares, and any other security carrying voting
rights and any outstanding convertible securities, options,
warrants or other rights which are convertible into or
exchangeable or exercisable or carrying rights of
subscription for securities carrying voting rights in the
Company

“Warrant”	the warrant to initially purchase up to 695,914,030 Warrant Shares pursuant to the Warrant Agreement
“Warrant Agreement”	the warrant agreement to be entered into between the Company and the Acquiror upon the issuance of the Warrants
“Warrant Placing”
a primary, firm commitment placing involving the obtaining
of subscriptions from institutional investors identified by
the placing agent with respect to a number of Ordinary
Shares equal to the Warrant Shares

“Warrant Offering”	a primary, firm commitment, fully underwritten public offering with respect to a number of Ordinary Shares equal to the Warrant Shares
“Warrant Shares”	the Ordinary Shares deliverable upon exercise of the Warrant

LR2.14

As at the date of this announcement, the directors of the Company are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie (Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation

Dr. David N. K. Wang

President, Chief Executive Officer

Executive Director

Shanghai, PRC
10 November 2009

• For identification only

SAFE HARBOR STATEMENTS
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements regarding the expected benefits of the settlement are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “could,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F, as amended, filed with the SEC on June 22, 2009, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.